PRELIMINARY TERMS SUPPLEMENT NO. 55 dated December 29, 2010 (Subject to Completion)
To Product Supplement No. 6 dated February 23, 2010
and Prospectus Supplement and Prospectus dated February 4, 2010
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Filed pursuant to Rule 433 Registration Statement No. 333-164694

The Notes will have the terms specified in this terms supplement as supplemented by the accompanying product supplement no. 6 and the prospectus supplement and prospectus (together, the Note Prospectus). Investing in the Notes involves a number of risks. There are important differences between the Notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this preliminary terms supplement, and "Risk Factors" beginning on page PS-3 of product supplement no. 6 and page S-4 of the prospectus supplement. The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, MLPF&S is acting in its capacity as a principal.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public Offering Price:(1)	$10.00	$
Underwriting Discount:(1)	$0.20	$
Proceeds to Eksportfinans ASA Before Expenses:	$9.80	$

(1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively. For additional information, see “Supplemental Plan of Distribution” in product supplement no. 6.

* Depending on the date the Notes are priced for initial sale to the public, which may be in January or February 2011, the settlement date may occur in January or February 2011, and the maturity date may occur in March or April 2012. Any reference in this terms supplement to the month in which the pricing date, settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

January   , 2011

Summary

The Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM due April   , 2012 (the Notes) are senior unsecured debt securities of Eksportfinans ASA (Eksportfinans). The Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (FDIC) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans. The Notes provide a leveraged return for investors, subject to a cap, if the level of the Rogers International Commodity Index® – Excess ReturnSM (the Index) increases moderately from the Starting Value of the Index, as determined on the Pricing Date, to the Ending Value of the Index, as determined on the Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forgo interest payments on the Notes and to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

Capitalized terms used but not defined in this terms supplement have the meanings set forth in product supplement no. 6. References in this terms supplement to “Eksportfinans”, “we”, “us” and “our” are to Eksportfinans ASA, and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Terms of the Notes

Issuer:	Eksportfinans ASA
Original Offering Price:	$10 per unit
Term:	Approximately 14 months
Market Measure:	Rogers International Commodity Index® – Excess ReturnSM (Index symbol: ROGRER)
Starting Value:

The closing level of the Index on the Pricing Date subject to the Pricing Date Market Disruption Calculation, as more fully described on page PS-15 of product supplement no. 6. The Starting Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.

Ending Value:

The closing level of the Index on the Calculation Day. If it is determined that the scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled Calculation Day, the Ending Value will be determined as more fully described beginning on page PS-12 of product supplement no. 6.

Capped Value:

$11.10 to $11.50 per unit of the Notes, which represents a return of 11.00% to 15.00% over the $10 Original Offering Price. The actual Capped Value of the Notes will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.

Calculation Day:

The fifth scheduled Market Measure Business Day immediately preceding the maturity date, determined as of the Pricing Date and set forth in the final terms supplement that will be made available in connection with sales of the Notes.

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S).

Determining the Redemption Amount for the Notes

Accelerated Return Notes®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a hypothetical Capped Value of $11.30 (a 13.00% return), the midpoint of the Capped Value range of $11.10 to $11.50. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the Index components.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations (rounded to two decimal places), assuming a hypothetical Starting Value of 2,881.19, the closing level of the Index on December 27, 2010, and a hypothetical Capped Value of $11.30 (per unit), the midpoint of the range of $11.10 and $11.50.

Example 1—The hypothetical Ending Value is equal to 80% of the hypothetical Starting Value:

Hypothetical Starting Value:	2,881.19
Hypothetical Ending Value:	2,304.95

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is equal to 102% of the hypothetical Starting Value:

Hypothetical Starting Value:	2,881.19
Hypothetical Ending Value:	2,938.81

Payment at maturity (per unit) = $10.60

Example 3—The hypothetical Ending Value is equal to 150% of the hypothetical Starting Value:

Hypothetical Starting Value:	2,881.19
Hypothetical Ending Value:	4,321.79

Payment at maturity (per unit) = $11.30        (Payment at maturity (per unit) cannot be greater than the Capped Value)

Accelerated Return Notes®	TS-3

The following table illustrates, for a hypothetical Starting Value of 2,881.19 (the closing level of the Index on December 27, 2010) and a range of hypothetical Ending Values of the Index:

  the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

  the hypothetical Redemption Amount per unit (rounded to two decimal places); and

  the total rate of return to holders of the Notes.

The table below assumes a hypothetical Capped Value of $11.30 (per unit), the midpoint of the Capped Value range of $11.10 and $11.50.

Hypothetical Ending Value		Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Hypothetical Redemption Amount per unit		Total rate of return on the Notes

1,440.60		-50.00%	5.00		-50.00%
1,728.71		-40.00%	6.00		-40.00%
2,016.83		-30.00%	7.00		-30.00%
2,304.95		-20.00%	8.00		-20.00%
2,593.07		-10.00%	9.00		-10.00%
2,650.69		-8.00%	9.20		-8.00%
2,708.32		-6.00%	9.40		-6.00%
2,765.94		-4.00%	9.60		-4.00%
2,823.57		-2.00%	9.80		-2.00%
2,881.19	(1)	0.00%	10.00		0.00%
2,938.81		2.00%	10.60		6.00%
2,996.44		4.00%	11.20		12.00%
3,054.06		6.00%	11.30	(2)	13.00%
3,111.69		8.00%	11.30		13.00%
3,169.31		10.00%	11.30		13.00%
3,457.43		20.00%	11.30		13.00%
3,745.55		30.00%	11.30		13.00%
4,033.67		40.00%	11.30		13.00%
4,321.79		50.00%	11.30		13.00%

(1)	This is the hypothetical Starting Value, the closing level of the Index on December 27, 2010. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.

(2)	The Redemption Amount per unit of the Notes cannot exceed the assumed hypothetical Capped Value of $11.30 (the midpoint of the range of $11.10 and $11.50). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Accelerated Return Notes®	TS-4

Risk Factors

There are important differences between the Notes and a conventional debt security. An investment in the Notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section beginning on page PS-3 of product supplement no. 6 and the “Risk Factors – Risks related to index linked notes or notes linked to certain assets” section beginning on page S-6 of the prospectus supplement identified below under “Additional Terms of the Notes”, as well as the explanation of certain risks related to Eksportfinans contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on March 26, 2010 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

  Your investment may result in a loss, which could be substantial.

  Your yield on the Notes, which could be negative, may be lower than the yield on other debt securities of comparable maturity.

  Your return, if any, is limited and may not reflect the return on a direct investment in the futures contracts or underlying commodities included in or tracked by the Index.

  You must rely on your own evaluation of the merits of an investment linked to the Index.

  In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S or any other selling agent with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date. MLPF&S is not obligated to make a market for, or to repurchase, the Notes.

  The sponsor of the Index may adjust the Index in a way that affects its level, and the sponsor of the Index has no obligation to consider your interests.

  Ownership of the Notes will not entitle you to any rights with respect to any futures contracts or underlying commodities included in or tracked by the Index.

  Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

  Trading in the Index components can be volatile based on a number of factors that we cannot control.

  Suspensions or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

  The Notes will not be regulated by the Commodity Futures Trading Commission.

  The Index includes futures contracts traded on foreign exchanges that are less regulated than U.S. markets.

  Purchases and sales by MLPF&S and its affiliates may affect your return on the Notes.

  MLPF&S or its affiliates may do business with underlying companies.

  Hedging transactions may affect the return of the Notes.

  Tax consequences are uncertain (see “Certain U.S. Federal Income Taxation Considerations” below and “Taxation in the United States” in product supplement no. 6).

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities (as defined below)

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The Notes are linked to the Index and not to the spot prices of the Index Commodities and an investment in the Notes is not the same as buying and holding the Index Commodities. While price movements in the Index Components (as defined below) may correlate with changes in the underlying physical commodities’ spot prices, the correlation will not be perfect and price movements in the spot market for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The Index Component prices and the level of the Index may decrease while the spot prices of the Index Commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index Commodities relative to their current prices may decrease the Redemption Amount

As the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. Specifically, during the specified “roll period” each month, the level of the Index is calculated as if the near-dated futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts. Differences in the prices between the contracts that are sold and the new contracts for more distant delivery that are purchased are called “roll yield”. See “The Index— The Rogers International Commodity Index®—Index Weights”.

Accelerated Return Notes®	TS-5

If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation”. In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango”. In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index Components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. If all other factors remain constant, the presence of contango in the market for an Index Component could result in negative roll yield, which could decrease the level of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, of the initial weights of the Index as announced by Beeland Interests, Inc., approximately 44.00% of the component commodities of the Index are energy-oriented, including 21.00% in crude oil contracts. Accordingly, a decline in value in such raw materials would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and hence the value of the Notes could decline.

The composition of the Index is controlled by James B. Rogers, Jr. (Rogers) and changes may affect the value of the Notes and the amount you receive on the maturity date

The Index is overseen and managed by a committee (the RICI® Committee). Rogers chairs the RICI® Committee and controls its decisions.

Rogers, through the RICI® Committee, has a significant degree of discretion regarding the composition and management of the Index, including additions, deletions and the weights of the Index Commodities or exchange-traded futures contracts on the Index Commodities. Any of these factors could affect the Index and, therefore, could affect the amount payable on the Notes on the maturity date and the market value of the Notes prior to maturity. Rogers and the RICI® Committee do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the Notes, into consideration when reweighting or making any other changes to the Index.

The Notes are linked to the Rogers International Commodity Index® — Excess ReturnSM, not the Rogers International Commodity Index® — Total ReturnSM

The Notes are linked to the Rogers International Commodity Index® — Excess ReturnSM and not the Rogers International Commodity Index® — Total ReturnSM. The Rogers International Commodity Index® — Excess ReturnSM reflects returns that are potentially available through an unleveraged investment in the Index Components and the Index Commodities. By comparison, the Rogers International Commodity Index® — Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Rogers International Commodity Index® — Excess ReturnSM, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the Rogers International Commodity Index® — Excess ReturnSM and not the Rogers International Commodity Index® — Total ReturnSM, the return from an investment in the Notes will not reflect this total return feature.

Trading and other transactions by Rogers in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index

Rogers, individually or through an entity controlled by Rogers, has in the past actively traded commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the Index, and over-the-counter contracts having values which derive from or are related to such commodities. Rogers now invests in commodities only through products based on Rogers indices, but could begin trading individual commodities and/or futures contracts on physical commodities again in the future. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the level of the Index and therefore the market value of the Notes.

Accelerated Return Notes®	TS-6

Investor Considerations

You may wish to consider an investment in the Notes if:

  You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

  You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

  You accept that the return on the Notes will not exceed the return represented by the Capped Value.

  You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

  You want exposure to the Index with no expectation of any rights with respect to any futures contracts or commodities included in or tracked by the Index.

  You accept that a trading market is not expected to develop for the Notes. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

  You are willing to make an investment, the payments on which depend in part on our creditworthiness, as the issuer of the Notes.

The Notes may not be appropriate investments for you if:

  You anticipate that the Index will decrease from the Starting Value to the Ending Value or that the Index will not increase sufficiently over the term of the Notes to provide you with your desired return.

  You are seeking principal protection or preservation of capital.

  You seek a return on your investment that will not be capped at a percentage that will be between 11.00% and 15.00% over the Original Offering Price.

  You seek interest payments or other current income on your investment.

  You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

  You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

  You are not willing or are unable to assume the credit risk associated with us, as the issuer of the Notes.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

MLPF&S is acting as principal and an underwriter and/or selling agent for this offering and will receive underwriting compensation from Eksportfinans. MLPF&S may offer the Notes to dealers and/or selling agents, including affiliates that are dealers, at that price less a concession not in excess of the underwriting discount set forth on the cover of this terms supplement. MLPF&S will not receive an underwriting discount for Notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. If you place an order to purchase the Notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. MLPF&S may act as principal or agent, as the case may be, in these transactions, and any such sales will be made at prices related to prevailing market prices.

Accelerated Return Notes®	TS-7

The Index

The Rogers International Commodity Index®

All disclosures contained in this terms supplement regarding the Rogers International Commodity Index® (RICI®) including its make-up, method of calculation and how components may be changed, are derived from information prepared by Beeland Interests, Inc. (Beeland). Eksportfinans and MLPF&S have not independently verified such information, and neither Eksportfinans, MLPF&S, Beeland nor Beeland’s affiliates or agents makes any representation as to the accuracy or completeness of such information. Neither Eksportfinans, MLPF&S, Beeland nor Beeland’s affiliates or agents accepts any responsibility for the calculation, maintenance or publication of the RICI® Indices (as defined below) or any successor indices.

“Jim Rogers”, “James Beeland Rogers Jr.”, “Rogers”, “Rogers International Commodity Index® —Excess ReturnSM”, “RICI®— Excess ReturnSM”, “Rogers International Commodity Index® —Total ReturnSM” and “RICI® — Total ReturnSM” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks and service marks of, Beeland, which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The name and likeness of Jim Rogers/James Beeland Rogers, Jr. are owned and licensed by James Beeland Rogers, Jr.

The RICI® may be calculated as either a total return index or an excess return index and we refer herein to such indices collectively as the RICI® Indices.

Overview

The RICI® Indices are composite, U.S. dollar-based, indices created by Rogers in the late 1990's. Rogers and Beeland are not affiliated with Eksportfinans or MLPF&S. None of Eksportfinans, the calculation agent, nor MLPF&S are affiliated with Rogers or Beeland, or participate in designing the RICI® Indices. Merrill Lynch Commodities International, an affiliate of MLPF&S, is a representative on the RICI® Committee. The level of each of the RICI® Indices is calculated by CQG, Inc. in its capacity as the Official Global Calculation Agent of the RICI® Indices.

The Index represents the value of a basket of commodities consumed in the global economy (the Index Commodities). The value of each component is based on closing prices of the corresponding futures contracts, each of which is valued as part of a fixed-weight portfolio (the Index Components).

Below is a list of the futures contracts included in the RICI® Indices (the Index Components), together with their respective symbols, exchanges, currencies and Initial Weights (as defined below):

Contract	Symbol	Exchange	Currency	Initial Weight*	Previous Weight*
Crude Oil	CL	NYMEX	USD	21.00%	21.00%
Brent	BRN	ICE[1] EU	USD	14.00%	14.00%
Corn	C	CBOT	USD	4.75%	4.75%
Wheat	W	CBOT	USD	4.75%	6.00%
Cotton	CT	ICEUS	USD	4.20%	4.20%
Aluminum	AH	LME[2]	USD	4.00%	4.00%
Copper	CA	LME	USD	4.00%	4.00%
Soybeans	S	CBOT	USD	3.35%	3.35%
Gold	GC	COMEX	USD	3.00%	3.00%
Natural Gas	NG	NYMEX	USD	3.00%	3.00%
RBOB Gasoline	RB	NYMEX	USD	3.00%	3.00%
Coffee	KC	ICE US	USD	2.00%	2.00%
Lead	PB	LME	USD	2.00%	2.00%
Live Cattle	LC	CME	USD	2.00%	2.00%
Silver	SI	COMEX	USD	2.00%	2.00%
Soybean Oil	BO	CBOT	USD	2.00%	2.00%
Sugar	SB	ICE US	USD	2.00%	2.00%
Zinc	ZS	LME	USD	2.00%	2.00%
Heating Oil	HO	NYMEX	USD	1.80%	1.80%
Platinum	PL	NYMEX	USD	1.80%	1.80%
Gas Oil	GAS	ICE EU	USD	1.20%	1.20%
Cocoa	CC	ICE US	USD	1.00%	1.00%
Lean Hogs	LH	CME	USD	1.00%	1.00%
Lumber	LB	CME	USD	1.00%	1.00%
Milling Wheat	EBM	NYSE Liffe	EUR	1.00%	-
Nickel	NI	LME	USD	1.00%	1.00%
Rubber	81	TOCOM	JPY	1.00%	1.00%
Tin	SN	LME	USD	1.00%	1.00%
Wheat	KW	KCBT[3]	USD	1.00%	1.00%
Canola	RS	ICE CA	CAD	0.75%	0.75%
Rice	RR	CBOT	USD	0.75%	0.50%
Soybean Meal	SM	CBOT	USD	0.75%	0.75%
Orange Juice	OJ	ICE US	USD	0.60%	0.60%
Oats	O	CBOT	USD	0.50%	0.50%
Palladium	PA	NYMEX	USD	0.30%	0.30%
Rapeseed	ECO	NYSE Liffe	EUR	0.25%	0.25%
Azuki Beans	101	TGE	JPY	0.15%	0.15%
Greasy Wool	GW	SFE	AUS	0.10%	0.10%

* The weights shown above in the column marked “Initial Weight” are the weights of each RICI® Index Component as of the January 2011 roll period. The weights shown in the column marked “Previous Weight” are the weights of each RICI® Index Component as of the January 2010 roll period, which may still be in effect on the Pricing Date.

Accelerated Return Notes®	TS-8

1  ICE Futures through its affiliate ICE Data LLP provides the pricing data for the ICE components of the RICI® and such data is used subject to license by ICE Futures and ICE Data LLP; but for such license, Beeland would not have the right to use such pricing data in providing the Index Values through its Official Global Calculation Agent, CQG, Inc. The ICE pricing data is provided “as is” and without representation or warranty.

2  The London Metal Exchange Limited provides the pricing data for the LME components of the RICI®. All references to the LME pricing data are used with the permission of the LME and LME has no involvement with and accepts no responsibility for any RICI® product or any part of the RICI®, Rogers International Commodity Index®— Metals, Rogers International Commodity Index®—Industrial Metals, their suitability as the basis for an investment, or their future performance.

3  The Board of Trade of Kansas City, Missouri, Inc. (KCBT) is neither an issuer, manager, operator nor guarantor of products based on the RICI® or any sub-index thereof, or a partner, affiliate or joint venture of any of the foregoing. KCBT has not approved such products or their terms. KCBT may from time to time change its rules or bylaws, including those relating to the specifications of futures contracts on which the value of the RICI® or any sub-index thereof and/or such products are derived and the manner in which KCBT settlement prices are determined or disseminated. KCBT may from time to time take emergency action under its rules which could affect KCBT settlement prices. KCBT is not responsible for any calculations involving the RICI® or any sub-index thereof or such products.

The RICI® Committee

The RICI® Indices are maintained and reviewed by the members of the Rogers International Commodity Index® Committee (the RICI® Committee). For the sake of transparency, consistency, and stability, composition changes are rare, and generally occur only after significant shifts in the world economy or markets. When such an event necessitates that one component be modified, the entire index is reviewed. The RICI® Committee members monitor the RICI® Indices daily in case of needed changes. The RICI® Committee bases its selection on world consumption patterns and liquidity.

Index Composition

The Process

The contracts chosen for the basket of commodities that are included in the RICI® Indices are required to fulfill the various conditions described below. Generally, the selection and weights of the items in the RICI® Indices are reviewed annually by the RICI® Committee, and weights for the next year are assigned every December. The composition of the RICI® Indices are modified only in rare occasions, in order to maintain investability and stability, and the composition of the RICI® Indices generally will not be changed unless severe circumstances in fact occur. Such “severe circumstances” may include (but are not restricted to):

  continuous adverse trading conditions for a single contract (e.g., trading volume collapses); or

  critical changes in the global consumption pattern (e.g., scientific breakthroughs that fundamentally alter consumption of a commodity).

To date, there have been few changes in the composition of the RICI® Indices in the history of the RICI® Indices.

Exchanges and Non-Traded Items

All commodities included in the RICI® Indices must be publicly traded on recognized exchanges in order to ensure ease of tracking and verification. The 13 international exchanges currently recognized by the RICI® Committee are:

1.	Chicago Mercantile Exchange (USA)

2.	Chicago Board of Trade (USA)

3.	ICE Futures US (USA)

4.	NYMEX (USA)

5.	ICE Futures Canada (Canada)

6.	ICE Futures Europe (UK)

7.	London Metal Exchange (UK)

8.	Sydney Futures Exchange (Australia)

9.	COMEX (USA)

10.	The Tokyo Commodity Exchange (Japan)

11.	Tokyo Grain Exchange (Japan)

12.	NYSE Liffe (EU – Paris market)

13.	Kansas City Board of Trade (USA)

General Contract Eligibility

A commodity may be considered suitable for inclusion in the RICI® Indices if it plays a significant role in worldwide (developed and developing economies) consumption. “Worldwide consumption” is measured via tracking international import and export patterns, and domestic consumption environments of the world’s prime commodity consumers. Only raw materials that reflect the current state of international trade and commerce are eligible to be included in the RICI® Indices. Commodities that are merely linked to national consumption patterns will not be considered. The RICI® Indices are not related to any commodities production data.

Accelerated Return Notes®	TS-9

Commodity Screening Process

Data of private and governmental providers concerning the world’s most consumed commodities is actively monitored and analyzed by the members of the RICI® Committee throughout the year. In order to obtain the most accurate picture of international commodities consumption, a wide range of sources on commodities demand and supply is consulted. The findings of this research are then condensed into the different commodities contracts weights included in the RICI® Indices. Sources of data as to global commodity consumption include:

  Industrial Commodity Statistics Yearbook, United Nations (New York)

  Commodity Trade Statistics Database, United Nations Statistics Division (New York)

  Copper Bulletin Yearbook, International Copper Study Group (Lisbon)

  Foreign Agricultural Service’s Production, Supply and Distribution Database, U.S. Department of Agriculture (Washington, DC)

  Manufactured Fiber Review, Fiber Economics Bureau, Inc. (Arlington, VA)

  Monthly Bulletin, International Lead and Zinc Study Group (London)

  Quarterly Bulletin of Cocoa Statistics, International Cocoa Organization (London)

  Rubber Statistical Bulletin, International Rubber Study Group (London)

  Statistical Bulletin Volumes, Arab Gulf Cooperation Council (GCC) (Saudi Arabia)

  Sugar Yearbook, International Sugar Organization (ISO) (London)

  World Agriculture Assessments of Intergovernmental Groups, Food & Agriculture Organization of the United Nations (Rome)

  World Commodity Forecasts, Economist Intelligence Unit (London)

  World Cotton Statistics, International Cotton Advisory Committee (Washington, DC)

  World Metals Statistics, World Bureau of Metal Statistics (London)

Contract Characteristics

In order to determine whether a specific commodity contract is actually investable, the RICI® Committee screens the volume and liquidity data of international exchanges, published on a regular basis by the American Futures Industry Association (Washington D.C., United States). Additionally individual exchange data on contracts may also be included in the process.

If a commodity contract trades on more than one exchange, the most liquid contract globally, in terms of volume and open interest combined, is then selected for inclusion in the RICI® Indices, taking legal considerations into account. Beyond liquidity, the RICI® Committee seeks to include the contract representing the highest quality grade of a specific commodity.

Index Weights

Initial Weights

The initial weights of the futures contracts in the RICI® Indices are effective as of the January 2011 roll period and are set forth in the chart above (the RICI® Initial Weights).

Changes in Weights and/or Index Composition

As noted, the RICI® Committee reviews the selection and weights of the futures contracts in the RICI® Indices annually. Thus, weights are potentially reassigned during each month of December for the following year, if the RICI® Committee so determines in its sole discretion that it is necessary.

Monthly Rolling of Contracts

All of the futures contracts used to calculate the RICI® Indices are rolled pursuant to rules set forth in The RICI® Handbook: The Guide to the Rogers International Commodity Index®. The RICI® Indices usually roll over three days and the “roll period” usually starts on the day prior to the last RICI® Business Day (as defined below) of the month and ends on the first RICI® Business Day of the following month. On the last day of the roll period, the roll is completed unless the roll period is extended for a RICI® Indices component as a result of a RICI® Market Disruption Event (as defined below). Generally, if the next calendar month of a futures contract includes a first notice day, a delivery day or historical evidence that liquidity migrates to a next contract month during this period, then the next contract month is intended to be applied to calculate each of the RICI® Indices, taking legal constraints into account. For example, at the end of November, the January Crude Oil contract is replaced by the February Crude Oil contract.

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RICI® Market Disruption Events

A “RICI® Market Disruption Event” will be deemed to have occurred on any day upon which the trading of a contract involved in the Index calculation is disrupted or the fair determination of its price is interfered with subject to the following:

a. The contract trades at the price set by the exchange to be the limit of its permissible trading range at any point in the last fifteen minutes of trading.

b. No settlement price for that contract is determined by midnight on the day of trading in the time zone in which the exchange is located.

c. The exchange upon which the contract trades closes trading in that contract at a time prior to the published closing time, unless the altered closing time was brought to public attention by the closing time on the trading day prior to the day in question.

d. The settlement closing price published by the exchange is not deemed, in the opinion of the RICI® Committee, to properly reflect the fair price of that contract as determined by its free and fair trading on that exchange.

If a RICI® Market Disruption Event occurs during the roll or rebalancing period for one or more commodities, the specific contracts involved are neither rolled nor rebalanced on that day. For those contracts, the Roll Weights and the Monthly Contract Weights (MCWs) remain identical to the values they had on the RICI® Business Day immediately preceding the RICI® Market Disruption Event. The roll period and the rebalancing period will be extended for this or these particular commodities only until the next available business day upon which no RICI® Market Disruption Event occurs for that or those commodities. Outside of the roll and rebalancing period the Index is calculated using the last trading price available on the exchange. In particular the calculation of the MCWs will, in the normal course of events, take place using the last price available regardless of whether a RICI® Market Disruption Event has occurred. However, under extreme conditions the RICI® Committee reserves the right to adjust any prices used in the Index calculation. This may occur if the settlement price is deemed to materially differ from the fair price for that commodity determined by trading on that day and that use of the official settlement price would not be in the interest of Index investors. In this case an alternative settlement price or prices may be determined and used for the Index calculation until fair trading is resumed and the exchange quoted settlement price can again be relied upon. In this case the prices used in the calculation of the Index and the calculation of MCWs will be published along with the mechanism for their determination. Should any exchange amend the settlement price for a contract involved in the Index calculation and do so in a timely manner the RICI® Committee may, if deemed appropriate, reflect this change by adjusting the published level of the Index.

A RICI® Business Day is a day on which all United States based exchanges that list futures contracts included in the Index are open for business (including half-day opening).

Rebalancing of the Index Components

The RICI® Indices are rebalanced monthly during each roll period using the RICI® Initial Weights.

Data Source

Each of the RICI® Indices calculations is based on the official commodity exchanges’ prices of the futures contracts used.

Exceptional Occurrences

If, for any reason, one of the components included in the RICI® Indices ceases to exist or its liquidity collapses to unacceptable levels, or any other similar event occurs with similar consequences, as determined at the discretion of the RICI® Committee, the RICI® Committee will call an exceptional meeting to assess the situation and decide on a replacement for this component or on a change in the weight. As an example of an exceptional occurrence, following the fall of the Malaysian ringgit in 1998, the liquidity of the Palm Oil futures contract on the Kuala Lumpur Commodity Exchange collapsed to a point where it became impossible to trade it. In that case, the Palm Oil futures contract was replaced by the Soybean Oil contract that trades on the Chicago Board of Trade, United States.

Reference Rates

The foreign exchange rates used to convert the value of the futures contracts denominated in its original currency into U.S. dollars are determined according to market standards and practices and is adjusted by a “CRY Factor”. The CRY Factor is the adjusting factor used in the foreign currency conversion and is either +1 or -1 depending on the currency.

If applicable, the daily reference rate used to calculate the RICI® Indices is a function of the available reference rate, which is the 91-Day U.S. Treasury Bill (3 months) auction rate, designated as “High Rate” as published in the “Treasury Security Auction Results” report, published by the Bureau of Public Debt and available on Bloomberg USB3MTA Index <GO> or Reuters USAUCTION9. The rate is generally published once per week on Monday and effective on the RICI® Business Day immediately following.

Accelerated Return Notes®	TS-11

Changes to LME Contracts

The RICI® Committee replaced the 3 Month Forward LME contract with the appropriate 3rd Wednesday contract and defined a new roll matrix for each LME contract included in the Index. For the new contracts, the real time calculation uses the last official price of the 3rd Wednesday contract adjusted by the real time change of the corresponding 3 month forward contract. This change was implemented during the January 2008 roll period.

The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through November 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On December 27, 2010, the closing level of the Index was 2,881.19.

Accelerated Return Notes®	TS-12

License Agreement

Beeland Interests, Inc. and Merrill Lynch & Co., Inc. have entered into a non-exclusive license agreement pursuant to which Eksportfinans, in exchange for a fee, uses indices owned by Beeland Interests, Inc. in connection with the Notes.

Beeland Interests, Inc. is under no obligation to continue the RICI® Indices. The Notes are not sponsored, endorsed, sold or promoted by Beeland Interests, Inc. No inference should be drawn from the information contained in this terms supplement that Beeland Interests, Inc. makes any representation or warranty, implied or express, to Eksportfinans, the holders of the Notes or any other person or entity regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general commodity market performance. Beeland Interests, Inc. has no obligation to take the needs of Eksportfinans or the holders of the Notes or any other person or entity into consideration in determining or composing any of the RICI® Indices. Beeland Interests, Inc. is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. Beeland Interests, Inc. has no obligation or liability in connection with the administration or marketing of the Notes.

Accelerated Return Notes® Linked to the Rogers International Commodity Index® — Excess ReturnSM are not sponsored, endorsed, sold or promoted by Beeland Interests, Inc. or James Beeland Rogers, Jr.

Neither Beeland Interests, Inc. nor James Beeland Rogers, Jr. makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this terms supplement, or the advisability of investing in securities or commodities generally, or in any Accelerated Return Notes® Linked to the Rogers International Commodity Index® — Excess ReturnSM or in futures particularly.

BEELAND INTERESTS, INC. DOES NOT, NOR DOES ANY OF ITS AFFILIATES OR AGENTS, GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX® (RICI®), ANY SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE ACCELERATED RETURN NOTES® LINKED TO THE ROGERS INTERNATIONAL COMMODITY INDEX® — EXCESS RETURNSM, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI®, ANY SUB-INDEX THEREOF, ANY DATA INCLUDED THEREIN OR THE ACCELERATED RETURN NOTES® LINKED TO THE ROGERS INTERNATIONAL COMMODITY INDEX® — EXCESS RETURNSM. NEITHER BEELAND INTERESTS, INC. NOR ANY OF ITS AFFILIATES OR AGENTS MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI®, ANY SUB-INDEX THEREOF AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, INC. OR ANY OF ITS AFFILIATES OR AGENTS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Accelerated Return Notes®	TS-13

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Notes, including the following:

  In the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes, we intend to treat the Notes as a single financial contract that is an "open transaction" for U.S. federal income tax purposes. Accordingly, you should not be required to accrue any income during the term of the Notes.

  Under this characterization, generally, any gain received on the sale, exchange or redemption, or at maturity, of the Notes should be treated as a capital gain while any loss should be treated as a capital loss. This capital gain or loss should be long-term capital gain or loss if you hold the Notes for more than one year.

You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations.

Certain U.S. Federal Income Taxation Considerations

You should read the following discussion in conjunction with the discussion in the accompanying product supplement no. 6, prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” beginning on page PS-21 of the accompanying product supplement no. 6, the prospectus supplement and the prospectus, which you should carefully review prior to investing in the Notes.

General. The Notes should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the IRS) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Notes described above.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement as described below.

Sale, Exchange, Redemption or Settlement of the Notes. Upon a sale, exchange or redemption of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Note should be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at such time.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Also under recently enacted legislation and subject to any future U.S. Treasury regulations promulgated thereunder, beginning in 2012, all payments of the proceeds of a sale, exchange or settlement of the Notes will generally be subject to information reporting and backup withholding, unless an exemption applies. Further, corporations will no longer be automatically exempt from information reporting and backup withholding. U.S. Holders are urged to consult their tax advisors regarding the application of the above legislation to their ownership of the Notes.

Possible New Administrative Guidance and/or Legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the Notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the Notes. For example, on December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. federal income tax treatment of an instrument with terms similar to some of the Notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to some of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

You should review the “Taxation in the United States” section beginning on page PS-21 of the accompanying product supplement, the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisers as to the tax consequences of acquiring, holding and disposing of the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

Accelerated Return Notes®	TS-14

Additional Terms of the Notes

You should read this terms supplement, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this terms supplement. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

  Product supplement no. 6 dated February 23, 2010:
  http://www.sec.gov/Archives/edgar/data/700978/000089109210000684/e37836_424b2.htm

  Prospectus supplement and prospectus dated February 4, 2010:
  http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 700978.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this terms supplement relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection: Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Enhanced Income: These short- to medium-term market-linked notes offer you a way to enhance your income stream, either though variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access: Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

Enhanced Return: These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market-downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

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